Filed by NSTAR Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: NSTAR

Commission File No.: 001-14768

The following slides were presented by Jim Judge, Senior Vice President and Chief Financial Officer of NSTAR, at a utility symposium on December 8, 2010.

Wells Fargo Securities 9 Annual Utility Symposium New York, NY December 8, 2010 Jim Judge Senior Vice President and CFO th

Information Concerning Forward-Looking Statements
In addition to historical information, this presentation may contain a number of “forward-looking statements” as defined in the Private
Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.
Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast
Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite NSTAR and Northeast Utilities shareholder approvals; the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration
Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Northeast Utilities and NSTAR, on November 22,
2010, Northeast Utilities filed with the SEC a Registration Statement on Form S-4(Registration No. 333-170754)  that includes a preliminary joint proxy statement of Northeast Utilities and NSTAR that also constitutes a preliminary prospectus of Northeast Utilities. These materials are not yet final and may be amended.  Northeast Utilities and NSTAR will mail the final joint proxy statement/prospectus to their respective shareholders. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information.
You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com)
under the tab “Investors” and then under the heading "Financial/SEC Reports." You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”
Participants in the Merger Solicitation
Northeast Utilities, NSTAR and their respective trustees, executive officers and certain other members of management and employees may be soliciting proxies from Northeast Utilities and NSTAR shareholders in favor of the merger and related matters.
Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Northeast
Utilities and NSTAR shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about NSTAR’s executive officers and trustees in its definitive proxy statement filed with the SEC on March 12, 2010. You can find information about Northeast Utilities’ executive officers and trustees in its definitive proxy statement filed with the SEC on April 1, 2010.  Additional information about Northeast Utilities’
executive officers and trustees and NSTAR’s executive officers and trustees can be found in the above-referenced Registration
Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from NSTAR and Northeast
Utilities using the website information above.

Today’s Agenda
NSTAR and Northeast Utilities Merger
Structure
Benefits
Executive Team
Regulatory Timeframe
NSTAR Update
Performance Results
Current Transmission Projects
Future Transmission Opportunities

Key Merger Terms
Timing / Approvals:
Expected to close within 9 – 12 months
Shareholders, federal, and state
Headquarters:
Dual – Hartford and Boston
Company Name:
Northeast Utilities
Consideration:
100% NU shares
Exchange Ratio:
1.312 shares of NU per NSTAR share
Pro Forma Ownership:
56% NU shareholders
44% NSTAR shareholders
Pro Forma Dividend:
Following close, dividend increase for NU shareholders to NSTAR level
Dividend parity for NSTAR shareholders
Governance:
Chuck Shivery to be non-executive Chairman
Tom May to be President and CEO
14 Board members
7 nominated by Northeast Utilities including Chuck Shivery
7 nominated by NSTAR including Tom May
Balanced Terms and Governance

NSTAR and NU Merger – Creates Largest Utility
Company in New England
Significant transmission investment
opportunities combined with balance sheet
strength provides for substantial growth
potential
Larger, more diverse and better positioned
to support economic growth in New
England
Accretive to earnings in Year 1 and
provides enhanced total shareholder return
proposition
Enhances service quality capabilities to the
largest customer base in New England
Highly experienced and complementary
leadership team with proven track record
NSTAR Electric Service Area
NSTAR Gas Service Area
Northeast Utilities Electric Service Area
Northeast Utilities Gas Service Area
ME
NY
VT
NH
M A
RI
Combined Service Territory

Building A Larger, More Diverse and Better
Positioned Regulated Utility Business
FERC
31%
CT
26%
NH
11%
MA
32%
Rate Base By State / Federal
Electric
Generation
4%
Electric
Distribution
54%
Gas
Distribution
11%
Electric
Transmission
31%
Rate Base By Business
Combined 2009 Rate Base: $10.8 billion

Transaction is Accretive
NU Stand
Alone
Growth
Rate
Avoidance
of Equity
Issuance
NSTAR
Earnings
Growth
Additional
Shares
Less NU
Parent
Debt
Issuance
Lower
Financing
Costs
Implementing
Best
Practices
Illustrative Impact on Growth Rate
9%
Merged
Company
Growth
Rate
9%
Components Affecting Expected Accretion
6% 6%

Executive Management Organization
Tom May
President & Chief
Executive Officer
Greg Butler
General Counsel
David McHale
Chief Administrative
Officer
Lee Olivier
Chief Operating
Officer
Christine Carmody
Human Resources
Jim Judge
Chief Financial Officer
Joe Nolan
Corporate Relations
Chuck Shivery
Non-Executive
Chairman

Regulatory Timeline
Oct 2010
Closing Expected in 9 – 12 months
Q4 2010 Q1 2011 Q2 2011 Q3 2011
Merger Announced
Commenced
Regulatory Filings
Filed Joint Proxy
Statement/Prospectus
on November 22
Secure Regulatory Approvals
FERC, SEC, NRC, DOJ,
MDPU, FCC
Northeast Utilities and
NSTAR Shareholder
Meetings
Develop Transition Implementation Plans
Receive Regulatory
Approvals
Close Merger
MDPU–November 24th
FERC – mid December
DOJ – mid December
nd

Customer Service
Good Regulatory Relations
Financial Success

NSTAR

NSTAR – A Track Record of Strong
Performance
High levels of customer service and
reliability
Solid, consistent financial results
Cost control
Strong credit profile and positive cash flow
Constructive regulatory outcomes

A Long History of Negotiated, Multi-Year
Distribution Rate Agreements
25 years of rate agreements – last litigated rate increase in 1986
Fully reconciling pension & post-retirement mechanism and
recovery of energy supply
Current electric rate plan through December 31, 2012
10.5% ROE with +/- 2% neutral zone
Plan to pursue a new rate agreement effective in 2013

13 Earnings Growth of 7% Outperforms Industry …19 Consecutive Years of Operating Earnings Growth… $2.22 2006 2007 $1.93 $2.07 2008 2009 $2.37 $2.45 - $2.60 2010 Guidance

14 Consistent Dividend Growth …13 Consecutive Years of Increase… $1.30 $1.40 $1.50 2007 2008 $1.60 2009 2010 2011 $1.70

15
Total Shareholder Return Outperforms
the Industry
NSTAR
Utility Index
S&P 500
1996 2009
$1,000
$1,750
$2,500
$3,250
$4,000
$4,750
$5,500
Only company in any industry to
deliver 13 consecutive years of
positive total shareholder return

#1 NSTAR A+

DPL Inc.	A-
Duke Energy Corporation	A-
Energy East Corporation	A-
KeySpan Corp.	A-
Niagara Mohawk Power Corporation	A-
Vectren Corporation	A-
ALLETE, Inc.	BBB+
Alliant Energy Corporation	BBB+
Integrys Energy Group, Inc.	BBB+
Kentucky Utilities Company	BBB+
Louisville Gas and Electric Company	BBB+
MDU Resources Group, Inc.	BBB+
MidAmerican Energy Holdings Company	BBB+
OGE Energy Corp.	BBB+
PG&E Corporation	BBB+
Portland General Electric Company	BBB+
Progress Energy, Inc.	BBB+
SCANA Corporation	BBB+
Sempra Energy	BBB+
Wisconsin Energy Corporation	BBB+
Xcel Energy Inc.	BBB+
American Electric Power Company, Inc.	BBB
CenterPoint Energy, Inc.	BBB
Cleco Corporation	BBB
DTE Energy Company	BBB
El Paso Electric Company	BBB
Entergy Corporation	BBB
Exelon Corporation	BBB
FirstEnergy Corp.	BBB
Great Plains Energy Inc.	BBB
Green Mountain Power Corporation	BBB
Hawaiian Electric Industries, Inc.	BBB
IDACORP, Inc.	BBB
Northeast Utilities	BBB
NorthWestern Corporation	BBB
Pepco Holdings, Inc.	BBB
PPL Corporation	BBB
Public Service Enterprise Group Incorporated	BBB
TECO Energy, Inc.	BBB
UIL Holdings Corporation	BBB
Allegheny Energy, Inc.	BBB-
Ameren Corporation	BBB-
Avista Corporation	BBB-
Black Hills Corporation	BBB-
CMS Energy Corporation	BBB-
Constellation Energy Group, Inc.	BBB-
Duquesne Light Company	BBB-
Edison International	BBB-
Empire District Electric Company	BBB-
IPALCO Enterprises, Inc.	BBB-
NiSource Inc.	BBB-
Otter Tail Corporation	BBB-
Pinnacle West Capital Corporation	BBB-
Westar Energy, Inc.	BBB-
Puget Energy, Inc.	BB+
NV Energy, Inc.	BB
PNM Resources, Inc.	BB-
Energy Future Holdings Corp.	B-

16 Highest Credit Ratings In The Industry

NSTAR System Has Significant Transmission
Investment Ahead
Transmission Rate Base is expected to double within 5 years to approximately $1.6 billion
Northern Pass: $280 million  (2012-2015)
Growth/reliability spending averages $100 million per year
Incremental Major Projects:
Cape Cod Line $120 million (2011-2012)
South Boston Circuit $45-$50 million (2014-2015)
Mid Cape Line $25-$30 million (2013-2014)
Renewable Transmission Consortium

The merger creates New England’s premier energy provider
More diverse, stable and higher earnings growth profile than could be achieved standalone
Highly experienced management teams with proven track
records of success
Combined company will have one of the most attractive total
return profiles in the industry
Summary
Key Takeaways